Filed by Lyondell Chemical Company

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Millennium Chemicals Inc.

Commission File No.: 001-12091

Additional Information:

Lyondell Chemical Company (“Lyondell”) and Millennium Chemicals Inc. (“Millennium”) will file a joint proxy statement/prospectus with the Securities and Exchange Commission (the “SEC”) in connection with the proposed transaction. Investors and security holders are urged to read that document, when it becomes available, because it will contain important information. Investors and security holders may obtain a free copy of that document (when it becomes available) and other documents filed by Lyondell and Millennium with the SEC at the SEC’s web site at www.sec.gov. The joint proxy statement/prospectus (when it becomes available) and the other documents filed by Lyondell may also be obtained free from Lyondell by calling Lyondell’s Investor Relations department at (713) 309-4590.

The respective executive officers and directors of Lyondell and Millennium and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Lyondell’s executive officers and directors is available in its proxy statement filed with the SEC by Lyondell on March 16, 2004, and information regarding Millennium’s directors and its executive officers is available in Millennium’s Annual Report on Form 10-K for the year ended December 31, 2003, which was filed with the SEC on March 12, 2004. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC.

Forward-Looking Statements:

These materials contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about the benefits of the proposed transaction between Lyondell Chemical Company (“Lyondell”) and Millennium Chemicals Inc. (“Millennium”), including financial and operating results, Lyondell’s plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of Lyondell’s management and are subject to significant risks and uncertainties. Actual results may differ materially from those set forth in the forward-looking statements. The following factors, among others, could affect the proposed transaction and the anticipated results: approval by Lyondell’s and Millennium’s respective shareholders, amendments to Lyondell’s and Millennium’s respective credit facilities, the expiration or termination of any applicable waiting period under the Hart-Scott-Rodino Act, the receipt of other competition law clearances and the parties’ ability to achieve expected synergies in the transaction within the expected timeframes or at all. Additional factors that could cause Lyondell’s results to differ materially from those described in the forward-looking statements can be found in Lyondell’s Annual Report on Form 10-K for the year ended December 31, 2003, which was filed with the SEC on March 12, 2004.

This filing contains the text of an e-mail message and an article in an employee newsletter sent to all employees of Lyondell or Equistar Chemicals, LP (a joint venture owned 70.5% by Lyondell) on April 13, 2004. These materials are being filed pursuant to Rule 425 under the Securities Act of 1933.

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E-Mail Message:

To:	All Employees

From:	Bart de Jong

Subject:	Integration activities since the announcement of our proposed transaction with Millennium

Date:	April 13, 2004

It’s been two weeks since we announced our proposed combination with Millennium, which will provide for simplified ownership of Equistar, plus bring several new businesses – TiO2 , acetyls and Flavors & Fragrances – into a diversified, global portfolio. As we stated in our public announcement, these businesses enjoy strong market and technology positions and provide good long-term cash-generating potential. Consistent with our long-term strategy, this combination increases the depth and breadth of the Lyondell enterprise, and provides an opportunity to enhance shareholder value and cash flow in the coming economic recovery.

As Co-Manager of the newly established Joint Lyondell-Millennium Integration Team, I’d like to provide you with the first of a series of regular updates about the status of the integration effort.

Q:	Who is on the Integration Team?

A:	A Core Integration Team has been named, consisting of the following individuals:

Lyondell

•	Bart de Jong, vice president, corporate development

•	Steve Williams, associate general counsel

•	Liz Brown, senior manager, HR

•	Bob Salvin, manager, portfolio planning

Millennium

•	Marie Dreher, senior vice president, strategy and development

•	Myra Perkinson, senior vice president, HR

•	Gus Williamson, director, strategic planning and initiatives

The Core Integration Team held its first meeting last week in Baltimore, and will be coordinating the overall effort to integrate Millennium businesses into the Lyondell enterprise. Integration sub-teams also have been established, which will develop recommendations and implementation plans for major functional groups. Most of these groups held their initial meetings this week, as well. The members of the full Integration Team are as follows (names of Millennium employees appear in italics):

Q:	What do we know about how the combination will work?

A:	Already, several basic principles have been established for the integration:

•	Millennium’s acetyls business will be fully integrated into Lyondell and Equistar, both commercially and operationally, drawing upon our existing shared services concept;

•	The Flavors & Fragrances business will be kept separate, and we will continue to evaluate options for the business;

•	TiO2 will be operated as a separate business with Baltimore headquarters, using local support staff to maintain its self-sufficiency; and,

•	Staff functions will be managed from Houston, maintaining a Baltimore presence where appropriate.

Q:	What is the Integration Team responsible for?

A:	Over the next several months, the key deliverables for the Integration Team will be to:

•	Review the business processes in place to more fully understand the businesses and functions;

•	Review organizational design issues related to the integration of Millennium into Lyondell;

•	Develop a transition/integration plan with specific actions, timetable and responsible party, and monitor progress, ensuring completion; and,

•	Identify any areas for short- or long-term synergy, whether staffing, outside services, work process improvements or other redundant costs.

In addition, the Team will ensure ongoing communications and updates are provided to both Lyondell and Millennium employees, in compliance with the established legal and regulatory boundaries and guided by the terms of the agreement between the two companies.

Q:	Can I start talking with my counterpart at Millennium?

A:	No. For the time being, all communications and interactions between the two companies are to be handled through and by the Integration Team members only.

Q:	What should I be doing right now in relation to the transaction and integration?

A:	The most important thing that everyone can do right now is to continue focusing on the current business – working safely, producing products, selling to and serving customers, purchasing supplies and raw materials, paying bills, etc. accurately and professionally. We don’t expect the vast majority of Lyondell employees to be affected by this transaction, and no staffing action related to it will take place at either company until the transaction closes, which we expect to occur some time in the third quarter.

Q:	What if I have other questions?

A:	First, talk with your supervisor and let them know of your questions or concerns. Senior Leaders have received basic information about the transaction, and are available to respond to your questions. The Senior Leaders are committed to sharing information with you and throughout the organization through frequent Dialog.

In addition, we have established a number of other mechanisms to facilitate communication throughout the enterprise including a special email box for integration-related questions, and a link on the ION homepage.

You may contact us directly by email at questions@lyondell.com. Or, on the ION homepage, you will find a special “postage stamp” link that will take you to a confidential “questions and comments” form. We also are setting up a telephone “hotline” for all employees where you can share your questions, concerns and ideas about the integration process by calling 713-309-4774 and leaving a phone message.

On a frequent basis, we will be providing answers to the most commonly asked questions in the form of Q&A’s for Leaders and regular communications to all employees such as the Compass e-newsletter, integration updates on ION, quarterly employee meetings and the Inside Lyondell talk radio program.

We look forward to hearing from you.

These materials contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about the benefits of the proposed transaction between Lyondell Chemical Company (“Lyondell”) and Millennium Chemicals Inc. (“Millennium”), including financial and operating results, Lyondell’s plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of Lyondell’s management and are subject to significant risks and uncertainties. Actual results may differ materially from those set forth in the forward-looking statements. The following factors, among others, could affect the proposed transaction and the anticipated results: approval by Lyondell’s and Millennium’s respective shareholders, amendments to Lyondell’s and Millennium’s respective credit facilities, the expiration or termination of any applicable waiting period under the Hart-Scott-Rodino Act, the receipt of other competition law clearances and the parties’ ability to achieve expected synergies in the transaction within the expected timeframes or at all. Additional factors that could cause Lyondell’s results to differ materially from those described in the forward-looking statements can be found in Lyondell’s Annual Report on Form 10-K for the year ended December 31, 2003, which was filed with the Securities and Exchange Commission (the “SEC”) on March 12, 2004.

Lyondell and Millennium will file a joint proxy statement/prospectus with the SEC in connection with the proposed transaction. Investors and security holders are urged to read that document, when it becomes available, because it will contain important information. Investors and security holders may obtain a free copy of that document (when it becomes available) and other documents filed by Lyondell and Millennium with the SEC at the SEC’s web site at www.sec.gov. The joint proxy statement/prospectus (when it becomes available) and the other documents filed by Lyondell may also be obtained free from Lyondell by calling Lyondell’s Investor Relations department at (713) 309-4590.

The respective executive officers and directors of Lyondell and Millennium and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Lyondell’s executive officers and directors is available in its proxy statement filed with the SEC by Lyondell on March 16, 2004, and information regarding Millennium’s directors and its executive officers is available in Millennium’s Annual Report on Form 10-K for the year ended December 31, 2003, which was filed with the SEC on March 12, 2004. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC.

###

Article in Employee Newsletter:

Message from the CEO

In a competitive marketplace, we are constantly evaluating our competition, our strengths, new opportunities, and what is important to us. Lyondell’s vision for value creation always has been grounded in the belief that to succeed in an increasingly competitive global industry, we must have low-cost operations, a sustainable competitive advantage through technology or market position, global presence, scale, breadth and depth of products, and financial flexibility.

We believe that the recently proposed transaction between Lyondell Chemical Company and Millennium Chemicals Inc. will bring us closer to realizing our vision. The transaction will create the third-largest independent, publicly traded chemical producer in North America with combined pro forma 2003 revenues of more than $11 billion and market capitalization of nearly $4 billion. The combined company will operate in 16 countries and employ about 10,000 people.

As we stated in our public announcement, these businesses enjoy strong market and technology positions and provide good long-term cash-generating potential. Consistent with our long-term strategy, this combination increases the depth and breadth of the Lyondell enterprise, and provides an opportunity to enhance shareholder value and cash flow. We must keep in mind that the transaction isn’t expected to close for several months yet. We have regulatory approvals to secure in a number of countries, and the shareholders of both companies have yet to vote on it. Nevertheless, we are taking the necessary steps to make sure that when the transaction does close, we’re ready to operate both our existing businesses and the “new” Millennium businesses without interruption.

Joint Lyondell-Millennium Integration Team Established

An Integration Team has been named with members representing both organizations, and they held their first meeting last week in Baltimore. The team’s charter is to coordinate the overall effort to integrate Millennium businesses into the Lyondell enterprise. Several basic principles already have been established for the integration:

•	Millennium’s acetyls business will be integrated into Lyondell and Equistar, both commercially and operationally, drawing upon our existing shared services concept;

•	The Flavors & Fragrances business will be kept separate, and we will continue to evaluate our options for the business;

•	TiO2 will be operated as a separate business with Baltimore headquarters, using local support staff to maintain its self-sufficiency; and,

•	Staff functions will be managed from Houston, maintaining a Baltimore presence where appropriate.

Over the next several months the Integration sub-teams will:

•	Review the business processes in place to more fully understand the businesses and functions;

•	Review organizational design issues related to the integration of Millennium into Lyondell;

•	Develop a transition/integration plan with specific actions, timetable and responsible party, and monitor progress, ensuring completion; and,

•	Identify any areas for short- or long-term synergy, whether staffing, outside services, work process improvements or other redundant costs.

For the time being, all communications and interactions between the two companies are to be handled through and by the Integration Sub-Team members only, so please resist the temptation to make contacts at Millennium. Until the transaction closes, we are required by law to avoid acting in any way like a single entity – Lyondell and Millennium are still two separate companies, and we need to keep our focus on running our Lyondell businesses safely and effectively. The Integration Team will ensure ongoing communication and updates are provided to both Lyondell and Millennium employees, in compliance with the established legal and regulatory boundaries and guided by the terms of the agreement between the two companies.

Questions?

I encourage you to talk with your supervisor or other leaders if you have questions about this transaction and the integration activities. In addition, you may submit questions by email at questions@lyondell.com or, on the ION homepage, you will find a special “postage stamp” link that will take you to a confidential “questions and comments” form. We also have set up a telephone hotline for all employees where you can share your questions, concerns and ideas about the integration process by calling 713-309-4774 and leaving a phone message.

On a frequent basis, we will be providing answers to the most commonly asked questions in the form of Q&A’s for Leaders and regular communications to all employees such as The Compass e-newsletter, Integration Updates on ION, quarterly employee meetings and the Inside Lyondell talk radio program.

We don’t expect that this transaction – either before or after closing – will change the day-to-day activities of the vast majority of Lyondell and Equistar employees. The most important thing that everyone can do right now is to continue the excellent work you’ve been doing – focusing on the current business, and helping to ensure that all of our operations continue safely and reliably today and as we continue to grow.

These materials contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about the benefits of the proposed transaction between Lyondell Chemical Company (“Lyondell”) and Millennium Chemicals Inc. (“Millennium”), including financial and operating results, Lyondell’s plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of Lyondell’s management and are subject to significant risks and uncertainties. Actual results may differ materially from those set forth in the forward-looking statements. The following factors, among others, could affect the proposed transaction and the anticipated results: approval by Lyondell’s and Millennium’s respective shareholders, amendments to Lyondell’s and Millennium’s respective credit facilities, the expiration or termination of any applicable waiting period under the Hart-Scott-Rodino Act, the receipt of other competition law clearances and the parties’ ability to achieve expected synergies in the transaction within the expected timeframes or at all. Additional factors that could cause Lyondell’s results to differ materially from those described in the forward-looking statements can be found in Lyondell’s Annual Report on Form 10-K for the year ended December 31, 2003, which was filed with the Securities and Exchange Commission (the “SEC”) on March 12, 2004.

Lyondell and Millennium will file a joint proxy statement/prospectus with the SEC in connection with the proposed transaction. Investors and security holders are urged to read that document, when it becomes available, because it will contain important information. Investors and security holders may obtain a free copy of that document (when it becomes available) and other documents filed by Lyondell and Millennium with the SEC at the SEC’s web site at www.sec.gov. The joint proxy statement/prospectus (when it becomes available) and the other documents filed by Lyondell may also be obtained free from Lyondell by calling Lyondell’s Investor Relations department at (713) 309-4590.

The respective executive officers and directors of Lyondell and Millennium and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Lyondell’s executive officers and directors is available in its proxy statement filed with the SEC by Lyondell on March 16, 2004, and information regarding Millennium’s directors and its executive officers is available in Millennium’s Annual Report on Form 10-K for the year ended December 31, 2003, which was filed with the SEC on March 12, 2004. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC.